                                                                   EXHIBIT 23(i)

                                  ROPES & GRAY
                             ONE INTERNATIONAL PLACE
                        BOSTON, MASSACHUSETTS 02110-2624
                                 (617) 951-7000
                               Fax: (617) 951-7050

                                  July 28, 2000



Barr Rosenberg Series Trust
4 Orinda Way,  Building E.
Orinda, CA  94563


Ladies and Gentlemen:

         We are furnishing this opinion in connection with the proposed offer and sale by Barr Rosenberg Series Trust, a Massachusetts business trust (the "Trust"), of shares of beneficial interest of its AXA Rosenberg U.S. Small Capitalization Fund, AXA Rosenberg International Small Capitalization Fund, AXA Rosenberg Japan Fund, AXA Rosenberg Value Market Neutral Fund, AXA Rosenberg Select Sectors Market Neutral Fund, AXA Rosenberg Enhanced 500 Fund, AXA Rosenberg International Equity Fund and AXA Rosenberg Multi-Strategy Market Neutral Fund (the "Shares") pursuant to a registration statement on Form N-1A (the "Registration Statement") under the Securities Act of 1933, as amended.

         We are familiar with the action taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust's By-Laws and its Second Amended and Restated Agreement and Declaration of Trust (the "Declaration of Trust") on file in the office of the Secretary of The Commonwealth of Massachusetts and such other documents as we deem necessary for the purposes of this opinion. We assume that upon sale of the Shares the Trust will receive the net asset value thereof.

         Based upon the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares, and that, when the Shares are issued and sold, they will be validly issued, fully paid and nonassessable by the Trust.


         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement,

Barr Rosenberg Series Trust         -2-                           July 28, 2000


obligation or instrument entered into or executed by the Trust or the Trustees. The Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder of that series held personally liable solely by reason of his or her having been a shareholder of that series. Thus, the risk of shareholder liability is limited to circumstances in which that series itself would be unable to meet its obligations.

         We consent to the filing of this opinion as an exhibit to the Registration Statement.



                                               Very truly yours,

                                               ROPES & GRAY

                                               Ropes & Gray